Exhibit 14.1

CODE OF ETHICS

AJ Code of Ethics

Ask Jeeves Code of Ethics
Shared Responsibilities
Confidential Information
Insider Trading
Conflicts of Interest
Gifts, Entertainment and Travel
Political Contributions
Use of Ask Jeeves Funds, Assets and Facilities
Records, Costs and Controls
Financial Matters and Disclosure
Environment, Health and Safety
Equal Opportunity
Harassment
Antitrust Compliance
International Commerce
Duties to Report and Inquire
Exhibit 3.2.2
Exhibit 14.1
Exhibit 23.1
Exhibit 31.1
Exhibit 31.2
Exhibit 32.1

AJ Code of Ethics

Ask Jeeves Code of Ethics

Ask Jeeves is a team of individuals, working together to build a responsible and ethical organization of which we can all be proud.

We believe that Ask Jeeves enjoys a reputation of which we can be proud, and one that reflects our goals and the manner in which we work to achieve them.

As an Ask Jeeves employee, you will be expected to know and comply with the law and Ask Jeeves policies, including our standards of conduct that are summarized in this booklet. Some of the topics summarized here are also covered in other Ask Jeeves policies, such as the Employee Guidelines and the Insider Trading Policy.

Simply restating these standards, however, does not lead inevitably to ethical conduct. You — the employee — must continue to understand, support and comply with these standards to enable us to achieve our business objectives. If you ever have any doubts as to whether certain conduct may violate this Code or any other policies of Ask Jeeves, you should always feel free to discuss the situation with your supervisor, the Human Resources Department or Ask Jeeves’ General Counsel without fear of retaliation. Regardless of information provided by Ask Jeeves, however, you are expected to know and follow the law as it relates to you as an employee and citizen.

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Shared Responsibilities

Each of us shares responsibility for Ask Jeeves’ reputation...

Ask Jeeves is committed to increasing its value to customers, employees and stockholders by profitably providing a full range of high-quality power products and services to markets around the world. We seek to fulfill this commitment while upholding the highest level of ethical conduct and meeting our responsibilities as a good corporate citizen. In this regard, our employees share certain responsibilities, and individually each is accountable for:

•	Conducting Ask Jeeves’ business with integrity and operating in compliance with all applicable laws.

•	Avoiding situations where personal interests are, or appear to be, in conflict with Ask Jeeves’ interests.

•	Safeguarding and properly using Ask Jeeves proprietary information, assets and resources, as well as those of other organizations entrusted to Ask Jeeves.

•	Maintaining confidentiality of nonpublic, “insider” information and not acting on such information for personal gain.

•	Establishing a healthy, cooperative workplace by treating fellow employees with respect and civility.

•	Adhering to Ask Jeeves standards for the safe operation of our facilities.

Underlying these basic responsibilities is the philosophy that we must maintain respect and dignity for the individual and ensure that each person is treated fairly.

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Confidential Information

Keep proprietary information protected...

It is Ask Jeeves’ policy that all employees must keep confidential all information about Ask Jeeves’ operations, products and business activities that has not been made public and that is not common knowledge among competitors, customers, suppliers and others, including other employees who do not have a valid business reason for having the information.

Employees must not disclose to others, or use for themselves or others, any confidential information they have originated or acquired in connection with their employment by Ask Jeeves. It is equally important to protect proprietary or confidential information received from other companies, and to honor all terms of any confidentiality or non-disclosure agreements that may be in effect. It is our policy to never accept unsolicited confidential information from a third party regarding another company. Any employee who questions whether information he or she acquires is confidential has a responsibility to determine its classification by asking his or her immediate supervisor.

All Ask Jeeves documents, records, memoranda and other written materials are solely Ask Jeeves’ property and must be returned to Ask Jeeves on termination of employment. Employees must also return all Ask Jeeves data that has been stored electronically, such as on computer disks which may be in their possession, and must delete any information which they may have stored on their personal computers. Nondisclosure obligations continue to apply after the period of employment, as well.

Obviously, it is not possible to list all types of Ask Jeeves information that must be treated as confidential. Employees should be guided by the general principle that Ask Jeeves considers confidential any information that is not officially disclosed (for example, through official reports or press releases) and which might be desired by others, for matters such as buying or selling Ask Jeeves stock or competing against Ask Jeeves.

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Insider Trading

Do not buy or sell Ask Jeeves’ stock
based on inside information...

A related topic is the importance of complying with the United States securities laws. Ask Jeeves has registered its common stock with the Securities and Exchange Commission so that it can be publicly traded. The securities laws are rigidly enforced and are intended to prevent misuse of corporate information by regulating the manner in which securities may be bought or sold.

It is against the law for employees to buy or sell Ask Jeeves stock based on material, nonpublic “insider” information about Ask Jeeves. Employees also may not supply family, friends or other acquaintances with that information. As a general rule, play it safe and never speculate in the securities of Ask Jeeves when you are aware of information affecting our business that has not been publicly released, or in situations where trading in Ask Jeeves’ stock or other companies’ securities would call your judgment into question.

This also applies to the securities of other companies (including customers, suppliers, partners) about which you receive information in the course of your employment at Ask Jeeves. For example, if you become aware that Ask Jeeves is considering buying another company, you and your family members may not buy or sell securities of that company until Ask Jeeves has publicly announced its decision.

Just as with all other confidential information, the principles that should guide you are straightforward: don’t use nonpublic information for your own personal gain, and don’t pass along that information to anyone else unless that person has a legitimate business reason to know.

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Conflicts of Interest

Avoid relationships or activities that present a conflict between your personal interests and your duties as an employee...

All Ask Jeeves employees must be wary of any investment, business interest or other association that interferes — or even appears to interfere — with their objective ability to act in the best interests of Ask Jeeves.

A conflict of interest arises when an employee’s judgment in acting on behalf of Ask Jeeves is or may be influenced by an actual or potential personal benefit of any kind. The benefits may be direct or indirect, may or may not be financial in nature, and could exist through family connections, personal associations or otherwise.

It is not possible to describe all the circumstances where conflicts of interest may exist, but the following examples provide some activities that should raise a “red flag”:

•	Competing with, or helping others to compete with, Ask Jeeves.

•	Accepting gifts, payment or services in excess of $100.00 USD in value from those seeking to do business with Ask Jeeves.

•	Acting as a consultant, employee, officer or director for any outside business organization that is a competitor, customer or supplier of Ask Jeeves.

•	Owning a substantial interest in a company that is a competitor, customer or supplier of Ask Jeeves, or directing Ask Jeeves business to a firm in which a Ask Jeeves employee has a substantial interest (except that an ownership interest of five percent or less in such a company, where the employee has no influence on the management of that company, is not prohibited).

•	Any other arrangement or circumstance that might prevent the employee from acting in the best interests of Ask Jeeves.

Keep in mind that all of the foregoing is prohibited whether the conflict relates to the employee or to a member of his or her immediate family.

If an employee finds himself or herself in a situation where a conflict of interest seems unavoidable, he or she should bring the matter to the attention of his or her immediate supervisor, who will be responsible for contacting Human Resources and/or Ask Jeeves’ General Counsel for appropriate guidance.

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Gifts, Entertainment and Travel

Use good judgment in accepting or offering gifts or other
business courtesies...

Accepting Gifts from Others

No employee should directly or indirectly seek or accept any payments, fees, services or other gratuities — regardless of the size or amount — outside the normal course of the employee’s business duties from any person, company or organization which does or seeks to do business with Ask Jeeves. Gifts of cash, or cash equivalents, of any amount are strictly prohibited. It is acceptable to receive certain common business courtesies, such as sales promotional items of small value, occasional meals and reasonable entertainment appropriate to a business relationship. However, employees should exercise judgment and disclose these items if they have any doubt about whether they are appropriate. Do not put yourself or Ask Jeeves in a situation where your motives could be questioned.

Making or Offering Gifts on Behalf of Ask Jeeves

Similarly, no employee should make or offer any payment for the benefit of any individual, company or organization, which is designed to secure favored treatment for Ask Jeeves in any business dealings. Bribes and kickbacks are strictly forbidden, and under federal statutes it is a crime, punishable by imprisonment and substantial fines, to make payments or gifts to foreign officials, political parties or candidates for the purpose of influencing them to misuse their official capacity to secure business advantages. Our policy, however, is significantly broader and is intended to apply regardless of whether the payment is lawful under the laws of a particular country.

Reasonable Business Entertainment and Travel

All dealings with suppliers, customers or others doing business with Ask Jeeves must be conducted solely on a basis that reflects both Ask Jeeves’ best interests and our high ethical standards. Providing common business courtesies, including entertainment and occasional meals for business associates, in a manner appropriate to the business relationship and associated with business discussions, is acceptable provided the expenses are reasonable and authorized in advance.

Travel expenses should also be consistent with the needs of business. Our goal is that employees should neither lose nor gain financially as a result of business travel and entertainment. Employees are expected to spend Ask Jeeves’ money as carefully as they would their own.

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Political Contributions

Refrain from mixing your politics with your employment...

We encourage our employees to become involved in civic affairs, and all employees are free to endorse, advocate, contribute to, or otherwise support any political party, candidate or cause they may choose. However, employees must strictly limit these activities to their own time, and any donations must be at their own expense. In addition, in public political statements, references to an employee’s affiliation with Ask Jeeves should be avoided, and in any personal activity it should be clear that the employee is not acting on behalf of Ask Jeeves.

Ask Jeeves unequivocally forbids the use of Ask Jeeves funds or property for the support of political parties or political candidates for any office, federal, state or local. Federal law prohibits corporate donations to candidates for federal offices, and similar foreign, state and local statutes control these activities in their jurisdictions.

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Use of Ask Jeeves Funds, Assets and Facilities

Take care of Ask Jeeves property and remember its primary
business purpose...

Each employee is personally responsible for any Ask Jeeves funds over which he or she has control, and anyone spending Ask Jeeves money should always be sure Ask Jeeves receives good value in return.

All employees are responsible for the proper use of Ask Jeeves’ property, information resources, facilities and equipment. Ask Jeeves property is vital to our business, and your vigorous protection of our assets is critical to our long-term success. Use and maintain these assets with the utmost care and respect, and help Ask Jeeves guard against waste and abuse by being alert to opportunities for improving efficiency and quality, while reducing costs.

Ask Jeeves’ assets are provided for legitimate business purposes. They should never be sold, loaned or removed from Ask Jeeves property without permission from your supervisor. It is recognized, however, that occasional personal use by employees may be reasonable if it does not adversely affect the interests of Ask Jeeves. Employees should always consult with their supervisors for appropriate guidance.

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Records, Costs and Controls

Maintain accurate, honest records of all business
transactions and dealings...

Keeping accurate and complete records is necessary for Ask Jeeves to meet its financial, legal and management obligations. Records must be kept in accordance with accepted accounting rules and controls at all times, and should fully and accurately reflect all business transactions.

All reports, vouchers, bills, payroll and service records, measurement and performance records, expense accounts and other important data must be prepared with care and honesty. Employees are responsible for ensuring that labor and material costs are properly recorded and charged on Ask Jeeves’ records. No employee should ever, under any circumstances, misrepresent facts or falsify records.

Records containing personal data, including computer data, about employees are confidential. They are to be carefully safeguarded and kept current, relevant and accurate. They should be disclosed only to authorized personnel or in accordance with a lawful process.

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Financial Matters and Disclosure

We are a publicly traded company. As such, we rely on the public securities markets for capital to fund many of our activities. Public investors rely upon the quality and integrity of our financial reports and press releases. You must ensure that Ask Jeeves maintains and reports its financial and non-financial information accurately and properly.

Financial statements. Knowingly misrepresenting facts related to preparing financial statements, financial data or other Ask Jeeves records is strictly prohibited by Ask Jeeves policy and the law. In that regard, you must not:

•	Make or approve, or direct another person to make or approve, materially false or misleading entries in the financial statements or records of Ask Jeeves.

•	Fail to correct any financial statements or records of Ask Jeeves that are materially false or misleading when you have the authority to make such corrections.

•	Sign, or permit or direct another to sign, a document that contains materially false or misleading information or that omits material information necessary to prevent the document, in light of the circumstances at the time, from being misleading.

Periodic reports and other disclosure documents. We are committed to providing full, fair, accurate, timely and understandable disclosure in periodic reports we file with the SEC (“Periodic Reports”) and in all other disclosure documents we file with or submit to the SEC or provide to Ask Jeeves investors or prospective investors (“Disclosure Documents”). If you help prepare, review, file or distribute Ask Jeeves’ Periodic Reports or Disclosure Documents, or collect and submit financial and non-financial data for inclusion in such reports or documents, you should:

•	Promptly notify appropriate management personnel of all material information relating to Ask Jeeves, particularly during periods in which any such report or document is being prepared.

•	Carefully review the information (including, as applicable, footnote disclosure, selected financial data, and the Management’s Discussion and Analysis of Financial Condition and Results of Operation) contained in drafts of any Periodic Reports or Disclosure Document submitted to you for review.

•	If you believe the information included in such report or document does not fairly present in all material respects the business, financial condition, results of operations and cash flows of Ask Jeeves, you should promptly notify appropriate management personnel (or follow the reporting alternatives under Duties to Report and Inquire) of any issues, concerns or significant deficiencies in the financial and non-financial disclosure contained in any draft Periodic Report or Disclosure Document.

•	Promptly notify appropriate management personnel (or follow the reporting alternatives under Duties to Report and Inquire) if you become aware of (a) any significant deficiencies in the design or operation of Ask Jeeves’ internal controls that could

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adversely affect Ask Jeeves’ ability to record, process, summarize and report financial data and information, and (b) any fraud, whether or not material, that involves management or other Ask Jeeves employees who have a significant role in Ask Jeeves’ financial reporting or internal controls.

Dealings with external auditors and internal audit staff. Our personnel who communicate with our external auditors and internal audit staff must adhere to the guidelines set forth below.

•	You should be candid and forthright in all dealings with Ask Jeeves’ external auditors or internal audit staff, and you must not knowingly misrepresent facts or knowingly fail to disclose material facts.

•	You must not take, or direct any other person to take, any action to fraudulently influence, coerce, manipulate, or mislead any auditor engaged in the performance of an audit of Ask Jeeves’ financial statements for the purpose of rendering such financial statements materially misleading.

•	You must not make false or misleading statements to an accountant or auditor in connection with any audit or examination of Ask Jeeves’ financial statements.

Steps to take if you disagree with or question financial statements or reporting. If you have a disagreement or dispute with your superiors relating to Ask Jeeves’ financial statements or the way transactions are recorded in Ask Jeeves’ books, you should take appropriate steps to ensure that the situation is resolved properly. You should make your concerns known to the appropriate higher level(s) of management within Ask Jeeves (or follow the reporting alternatives under Duties to Report and Inquire). You should document your understanding of the facts, the issues involved, and the parties with whom these matters were discussed. If you are an attorney, you may be subject to additional ethical and legal responsibilities with respect to reporting such matters and you should act accordingly.

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Environment, Health and Safety

Help keep the workplace — and the communities in
which we operate — healthy, safe and clean...

Ask Jeeves is committed to environmental, health and safety protection for its employees, customers, neighbors and others who may be affected by its products or activities. Although this commitment is based on compliance with the law, it goes well beyond that foundation: we strive to make the communities in which we work cleaner, safer places to live.

Laws such as the Occupational Safety and Health Act and similar laws of other jurisdictions, regulate the physical safety and exposure to conditions in the workplace that could harm employees. These laws establish specific industrial hygiene and other safety procedures. Employees must observe all posted warnings and regulations. Report immediately to your supervisor any accident or injury sustained on the job, or any conditions in the workplace which you believe to be unsafe.

Federal, state, local and foreign environmental laws regulate the emission of pollutants into the atmosphere, the discharge of pollutants into surface and underground waters and the handling and disposal of wastes. Employees are responsible for reporting to management any accident or situation that may lead them to believe that a product used by Ask Jeeves may present a substantial risk of injury to health or the environment.

The laws in this area are complex, and violation can result in severe criminal and civil penalties for Ask Jeeves, as well as for individual employees. If you have any doubts about whether to raise safety-related concerns with your supervisor, always err on the side of disclosure.

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Equal Opportunity

Respect the diversity of your colleagues...

Ask Jeeves values each employee’s equal opportunity to achieve his or her potential, and recognizes the importance of providing a workplace where individuals feel respected, appreciated and satisfied.

Ask Jeeves will not tolerate discrimination of any kind, especially involving race, color, creed, marital status, religion, sex, sexual orientation, national origin or ancestry, age, physical or mental disability, medical condition including genetic characteristics, pregnancy or any other characteristic protected by law. We are committed to equal treatment for all employees in connection with hiring, promotion, training, compensation, termination and disciplinary action.

Discrimination can have serious consequences for Ask Jeeves, most notably by exposing us to potential litigation and unfavorable publicity. More importantly, though, it undermines the positive work environment that Ask Jeeves is committed to fostering, an environment which supports integrity, respect, trust, responsibility and citizenship.

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Harassment

Recognize and avoid behaviors which could be
considered harassment...

Any harassment by one employee towards another is expressly prohibited. Harassment includes verbal, physical and visual harassment as well as sexual harassment. All employees must be allowed to work in an environment free from unsolicited and unwelcome sexual overtures. Sexual harassment does not refer to occasional compliments or other generally acceptable social behavior. Sexual harassment refers to behavior that is not welcome, personally offensive, undermines or weakens morale and, therefore, unreasonably interferes with the work effectiveness of its victims and their co-workers.

Sexual harassment includes not only obvious offenses such as 1) demands for sexual favors, accompanied by implied or overt promises of preferential treatment or threats concerning an individual’s employment status, 2) pressure for sexual activity, or 3) offensive, unwanted physical contact such as patting, pinching or constant brushing against another’s body. Sexual harassment can also include offensive sex-oriented verbal “kidding,” off-color jokes with sexual connotations and/or display of derogatory or offensive posters, cartoons or drawings.

If an employee becomes aware of any harassment of any kind, or feels that he or she is a victim of harassment, this information should be communicated immediately to his or her supervisor and the Human Resources Department or our General Counsel. The employee can make this report without fear of retaliation, and may do so without any requirement that he or she directly confront the harasser. Ask Jeeves has taken in the past and will continue in the future to take prompt and necessary steps to investigate and, where appropriate, correct any harassment.

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Antitrust Compliance

Promote fair competition and strictly adhere
to all antitrust laws...

Antitrust is the general term for laws that protect the free enterprise system by promoting open and fair competition in business. These laws exist in the United States, Europe and many other countries where Ask Jeeves does business, and are vigorously enforced. It is Ask Jeeves’ policy to compete fairly in the marketplace based on our ability to provide high-quality products and service at reasonable prices.

Failure to comply with antitrust laws could result in serious consequences for Ask Jeeves and its employees. Violations of many antitrust laws are crimes, subjecting offenders to heavy fines and even imprisonment. In addition, Ask Jeeves may be required to pay triple damages and be ordered to refrain from engaging in the activity.

The antitrust laws deal with conspiracies and understandings that may improperly “restrain trade.” The law prohibits, for example, any understanding between competitors regarding price or price stabilization. Also forbidden are understandings between competitors with respect to the amount of their production, the division or allocation of markets, territories or customers and the boycotting of third parties.

Prohibited arrangements between competitors do not require formal documentation to be illegal. A violation will be found to exist whenever it is shown that there was any kind of mutual understanding which gave the parties a basis for expecting that a business practice or decision adopted by one would be followed by the other.

These laws also apply to international operations and transactions related to imports into, and exports from, foreign countries. Employees responsible for any dealings with competitors are expected to know that U.S. and foreign antitrust laws may apply to their activities, and should always consult with legal counsel prior to negotiating with or entering into any arrangement with a competitor.

Some guidelines. Here are some “do’s” and “don’ts”. Remember that these actions do not require formal documents signed by the parties. There can be a conspiracy or understanding if there was any kind of mutual understanding that gave the parties a basis for expecting that a business practice or decision adopted by one would be followed by the other.

•	NEVER agree with a competitor to:

•	fix prices (or elements of price such as discounts) or other terms or conditions of sale or purchase.

•	divide a market by allocating either customers or territories.

•	refuse to do business with third parties.

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•	agree on marketing or labor policies.

•	limit or reduce production.

•	NEVER (except if approved by the Legal Department) exchange information with competitors relating to prices or other terms or conditions of sale or costs or profit margins.

•	ALWAYS note the public or customer source of any competitive pricing information that you obtain.

•	NEVER attend a meeting with a competitor at which the subject of price or other sensitive competitive matters is likely to be discussed.

•	NEVER participate in, or allow any employee to participate in, trade association activities without carefully observing the rules set forth in this Code.

•	NEVER

•	fix the price at which a customer must resell Ask Jeeves’ products;

•	threaten a customer with termination for failure to adhere to specified prices; or

•	communicate with a customer concerning the pricing practices or related business terms of another customer.

•	NEVER write (including e-mails) or say anything you would not want disclosed in a courtroom.

•	ALWAYS report suspected antitrust problems to the Legal Department including invitations or offers from competitors or customers to engage in any of the foregoing activities.

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International Commerce

Know and follow the law when involved in business abroad...

Increasingly, Ask Jeeves is becoming a global, multinational company. While this expansion provides great advantages and new opportunities, it also brings with it important new responsibilities.

For example, it is illegal to enter into an agreement to refuse to deal with potential or actual customers or suppliers, or otherwise to engage in or support restrictive international trade practices or boycotts which U.S. law does not explicitly sanction. The U.S. Treasury Department maintains a list of countries with which trade is officially embargoed, and Ask Jeeves complies with those embargo requirements.

Other laws, including foreign tax laws, may apply in those countries in which Ask Jeeves does business. As indicated above, anti-corruption, antitrust and similar regulations impose additional obligations in those areas of law for which there are existing U.S. statutes applicable to domestic commerce.

Ask Jeeves follows a policy of strict compliance with all U.S. and foreign statutes regarding international commerce, and no employee should violate — or assist any third party to violate — the laws of any country. Any employee transacting business on behalf of Ask Jeeves in foreign countries should become familiar with these and other laws pertaining to international business practices in those particular countries.

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Duties to Report and Inquire

Always report potential violations, and inquire freely
when questions arise...

Each employee is responsible for bringing to Ask Jeeves’ attention any circumstances that the employee believes may constitute a violation of this Code of Ethics. Failure to discharge this responsibility may be as serious as the violation itself. Information regarding violations should be given to the employee’s supervisor, the Human Resources Department or, if the employee prefers, directly to Ask Jeeves’ General Counsel. Employees are free to report suspected violations anonymously.

Ask Jeeves encourages employees to make truthful reports of suspected wrongdoing by Ask Jeeves, its officers, directors or employees. Any good faith communication of violations will be kept confidential to the extent practicable. There will be no punishment or retaliation if you, in good faith, report the improper conduct of other people.

As a condition to employment with Ask Jeeves, employees are expected to comply with the policies and procedures included in this Code of Ethics. When in doubt, employees have the responsibility to seek clarification from their supervisor, the Human Resources Department or, if necessary, from our General Counsel. In addition to any legal consequences, violations of this Code of Ethics are grounds for disciplinary action up to and including immediate termination of employment.

AJ Code of Ethics